BB 3/5

03013702

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PACKERLAND BROKERAGE SERVICES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 SECURITY BLVD., SUITE 101
(No. and Street)

GREEN BAY (City) WISCONSIN (State) 54313 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KENNETH R. SCHUELER, PRESIDENT (920) 662-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BIGELOW & COMPANY
(Name – *if individual, state last, first, middle name*)

1345 WEST MASON STREET (Address) GREEN BAY (City) WISCONSIN (State) 54303 (Zip Code)

SEC MAIL RECEIVED PROCESSING MAR 0 4 2003

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 2 1 2003

OATH OR AFFIRMATION

I, KENNETH R. SCHUELER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACKERLAND BROKERAGE SERVICES INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bigelow & Company

Accountants

1345 W Mason St, Suite 110, Green Bay, WI 54303-2049

Voice 920-498-9400
Toll Free 877-498-9411
Fax 920-498-9423
Internet Web Site
www.bigelowaccountants.com

February 28, 2003

Board of Directors and Shareholders
Packerland Brokerage Services, Inc.
Green Bay, WI

We have audited the accompanying Balance Sheet of Packerland Brokerage Services, Inc. as of December 31, 2002, and the related statements of Income, Retained Earnings, Changes in Stockholders' Equity, Cash Flows, and the computation of Net Capital. These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As part of our audit, we performed a reconciliation of the audited computation of net capital and the broker-dealer's net capital as per the unaudited PART IIA. A reconciliation between the audited computation and the unaudited information provided by the Company on PART IIA is part of this report.

Also, in conducting the audit in accordance with generally accepted auditing standards, we noted no material inadequacies in the procedures or systems of the Company.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Packerland Brokerage Services, Inc. as of December 31, 2002, and results of its operations and cash flows for the period then ended, in conformity with generally accepted accounting principles.

Bigelow & Company Accountants

Thomas K Bigelow

PACKERLAND BROKERAGE SERVICES, INC.
Statement of Financial Condition
December 31, 2002

ASSETS	
CURRENT ASSETS	
Cash in Bank—Corporate Checking	$ 199,294
Cash in Bank—Special Account	100
Petty Cash	70
Receivables:	
Concessions	218,363
Other	48,735
Deposits and Prepaid Expenses	8,916
TOTAL CURRENT ASSETS	$475,478
PROPERTY AND EQUIPMENT	
Equipment	67,875
Less: Accumulated Depreciation	37,469
TOTAL PROPERTY AND EQUIPMENT	$30,406
OTHER ASSETS	
(Cash segregated under federal and other regulations)	
Associated Bank—Money Market	8,920
First Southwest—Deposit Account	0
Southwest—Deposit Account	33,473
Investment	43,000
TOTAL OTHER ASSETS	$85,393
TOTAL ASSETS	$591,277
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITES	
Accounts Payable:	
Commissions	$ 309,975
Other	11,625
Accrued Employer Taxes	1,276
Income Taxes Payable, Including Deferred Taxes of $4,341	5,262
TOTAL LIABILITES	$328,138
STOCKHOLDERS' EQUITY	
Common stock, $.02 Par Value—9000 Shares Authorized	
6552 Shares Issued and Outstanding	165,590
Retained Earnings	97,549
TOTAL STOCKHOLDERS' EQUITY	$263,139
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	$591,277

PACKERLAND BROKERAGE SERVICES, INC.
Statement of Income and Retained Earnings
For the Year Ended December 31, 2002

OPERATING REVENUES	
Concessions	$4,443,137
Trading	289,993
RIA Fees	75,862
Vendor Bonuses	42,686
Insurance	39,676
Other	35,185
TOTAL REVENUES	$4,926,539
OPERATING EXPENSES	
Commissions	$4,379,618
Wages	208,341
Payroll Taxes	33,036
Employee Medical Insurance	30,279
Advertising	6,370
Board of Director's Fee	33,600
Car Allowance	12,000
Depreciation	11,160
Diminimus Fringe	3,620
Dues and Subscriptions	2,948
Equipment Rental	4,600
Insurance	19,064
Interest	6
Licenses and Permits	1,074
Meeting	6,735
Miscellaneous	17,017
NASD Reg Fees and Fines	5,179
Office Supplies	11,357
Postage and Delivery	16,969
Printing and Reproduction	5,642
Professional Fees	7,053
Rent	58,400
Repairs	9,536
Taxes	200
Telephone	6,642
Travel and Entertainment	44,761
UPS Expense	7,302
Utilities	4,263
SIMPLE IRA Contributions	6,109
TOTAL OPERATING EXPENSES	$4,952,881
OPERATING LOSS	($26,342)
OTHER INCOME (LOSS)	
Loss on Asset Disposal	1,096
Interest Income	992
LOSS BEFORE INCOME TAXES	(24,254)
PROVISION FOR INCOME TAXES	662
NET LOSS	($24,916)
BEGINNING RETAINED EARNINGS	172,523
DIVIDENDS	(50,058)
ENDING RETAINED EARNINGS without Income Tax Deduction	$ 97,549

PACKERLAND BROKERAGE SERVICES, INC.
Statement of Cash Flow
Year Ending December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Concessions and miscellaneous revenues	$ 5,104,350
Cash paid to representatives and employees	(4,462,987)
Cash paid for deposits and prepaid expenses	(8,916)
Cash paid for other overhead	(603,296)
NET CASH EXPENDED BY OPERATING ACTIVITIES	29,151
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office equipment	8,540
Interest revenues earned	92
Gain on disposal of leasehold improvements	1,096
Dividends paid	(50,058)
Investment	(3,000)
NET CASH PRODUCED BY INVESTMENT ACTIVITIES	(42,430)
NET DECREASE IN CASH	(71,581)
CASH AT BEGINNING OF YEAR	313,438
CASH AT END OF YEAR	$ 241,857
RECONCILIATION OF NET OPERATING INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net operating (loss)	$ (16,400)
Adjustments to reconcile operating income to net cash provided By operating activities:	
Depreciation	11,159
Decrease in receivables	177,811
Decrease in prepaids	4,701
Decrease in payables	(179,449)
Decrease in Taxes Payable	(1,471)
NET CASH PRODUCED BY OPERATING ACTIVITIES	$ 29,151

PACKERLAND BROKERAGE SERVICE, INC.
Statement of Changes in Stockholder Equity
Year Ended December 31, 2002

	Capital	Retained Earnings
Beginning Balance	$ 165,590	$ 172,523
Dividend		(50,058)
Net (Loss)		(24,916)
Ending Balance	$165,590	$ 97,549

PACKERLAND BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2002

Net Capital:	
Total Stockholders' Equity	$ 261,139
Deduct Stockholders' Equity Not allowed for Net Capital	0
Total Stockholders' Equity Qualified for Net Capital	261,139
Deductions and/or Charges:	
Nonallowable Assets:	
Office Furniture	30,406
Aged Receivables	19,324
Other	43,070
Net Capital	$ 92,800
Aggregate Indebtedness:	
(Items Included on Balance Sheet)	
Commissions Payable	$ 309,974
Accounts Payable	11,625
Accrued Income Taxes	5,262
Accrued Employer Taxes	1,276
Total Aggregate Indebtedness	$ 328,137
Computation of Basic Net Capital Requirement:	
Minimum Net Capital Requirement (Based on aggregate indebtedness)	$ 21,913
Minimum Dollar Requirement	$ 25,000
Excess Net Capital	$ 120,283
Excess Net Capital at 1000%	$ 112,469
Ratio: Aggregate Indebtedness to Net Capital	2.26 to 1

PACKERLAND BROKERAGE SERVICES, INC.
Notes to Financial Statements
December 31, 2002

Summary of Significant Accounting Principles

This summary of significant accounting policies of Packerland Brokerage Services, Inc. is presented to assist in understanding the Company's Financial Statements. The Financial Statements and notices are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the Financial Statements.

Nature of Business

The Company operates a brokerage services firm located in Green Bay, WI. The Company is licensed by the National Association of Securities Dealers, Inc. and is subject to the rules of that association. The Company currently purchases stocks and mutual funds at the request of its clients.

Cash and Cash Equivalents

For the purpose of the Statement of Cash Flows, the Company considers all highly liquid debt instruments or investments purchased with a maturity of six months or less to be cash equivalents.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using accelerated methods over the underlying asset's estimated useful life for audit statement purpose. For income tax purposes expensing elections and accelerated methods over their class life is used.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash Segregated Under Federal and Other Regulations

As required by the NASD, the Company has segregated cash of $25,000 for the benefit of its clients. The amount segregated is determined by the number of brokers and type of securities traded.

Employee Compensation Agreements

The Company has entered into agreements with Ken Schueler, President and Kathryn Smith, Vice-President with regard to: salary, car allowance and monthly commission to be paid as long as the Company makes a profit. The commissions are to be based on total income of the Company. The amounts are as follows: Ken Schueler – 1.25% and Kathryn Smith – 1.00%. Such payments shall continue in the event of retirement at age 65 or disability at any age. At the time of the employee's death, the Company shall continue payments to the spouse or then living children of the deceased for as long as they may live. The agreements also contain non-competitive restrictions on each of the employees. These agreements are to be replaced by a company purchase life insurance policy. The agreement with Ken Schueler, President was replaced in the year 2001. The other agreement with Kathyrn Smith, Vice President is anticipated to be replaced in the year 2003.

Lease Agreement

The Company entered into a lease agreement with the Bank of Mauston in 1999. The lease is for a term of five (5) years. Either party may terminate the lease upon giving ninety (90) days notice. Annual rent is equal to 100% of the first $70,000 of income generated in the lease premises, plus 60% of all income in excess of $70,000. Rentals are to be paid monthly. Upon termination of the lease, the Bank will pay the Company a minimum of $50,000 and a maximum of $100,000 in consideration of the Company executing a noncompete/noninterference agreement.

The Company entered into a lease agreement for office space for its Green Bay location with Packerland Building LLC on April 19, 2001, commencing September 1, 2001, for a term of 7 years ending September 1, 2008, at an annual rate of $ 58,000.00 per year with 3% annual raises. The company is also responsible for all utilities. The company has an option to renew the lease for 36 months at the end of the lease term. The remaining obligation under the lease as of December 31, 2001 is $ 366,507.00. The company has a fifty percent (50%) ownership in the lessor – Packerland Building LLC.

Compensation Agreements

The Company entered into an agreement with Brian Liesch and Tim Rohleder for compensation related to variable products. Each receives .2% of the total monthly sales of variable products. In addition, each received 100 Shares of Company Stock to enter into the agreement. The Agreement has no set termination date, but any party may terminate the agreement at any time.

Income Taxes

The current and deferred portions of the income tax expense included in the statement of income as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, are as follows:

	Current	Deferred	Total
Original			
Federal	$ -	$ 4,341	$ 4,341
State	921	-	921
	$ 921	$ 4,341	$5,262

By Law Change

The Company by–laws were changed to allow six board of director members, an increase of two.

Bigelow & Company
Accountants

1345 W Mason St, Suite 110, Green Bay, WI 54303-2049

Voice 920-498-9400
Toll Free 877-498-9411
Fax 920-498-9423
Internet Web Site
www.bigelowaccountants.com

February 28, 2003

Board of Directors and Shareholders
Packerland Brokerage Services, Inc.
Green Bay, WI

In planning and performing our audit of the financial statements of Packerland Brokerage Services, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Packerland Brokerage Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs on internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that some lack of segregation of function exits. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Packerland Brokerage Services, Inc. for the year ended December 31, 2002, and this report does not affect our report thereon dated February 27, 2002 and July 31, 2002. In addition, no facts came to our attention, which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at Packerland Brokerage Services, Inc., to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

PACKERLAND BROKERAGE
DECEMBER 31, 2002
RECONCILIATION OF NET CAPITAL – PART IIA

FOCUS REPORT ITEM	UNAUDITED FOCUS REPORT 12/31/02	AUDIT REPORT 12/31/02		DIFFERENCE	EXPLANATION REFERENCE
Assets			$199,294		
1. Cash	$124,813	Cash in other assets	42,393		
		Cash in special accounts	100		
			$241,787	$116,974	1
2.B Receivable from brokers or dealers			$218,363		
	$237,524	Accounts receivable other	25,133		
			$243,496	$5,972	2
3. Receivable from non-customers			$48,735		
	$7,512	Accounts receivable other	(25,133)		
			$23,602	$16,090	3
5. Securities and/or other investments not readily marketable	$40,000		$43,000	$3,000	4
10. Property, furniture, Equipment	$41,800		$30,406	($11,394)	5
11. Other assets	$70		$8,986	$8,916	6
Total Assets	$451,719		$591,277	$139,558	

PACKERLAND BROKERAGE
DECEMBER 31, 2002
RECONCILIATION OF NET CAPITAL – PART IIA

FOCUS REPORT ITEM	UNAUDITED FOCUS REPORT 12/31/02	AUDIT REPORT 12/31/02		DIFFERENCE	EXPLANATION REFERENCE
Liabilities					
14. B Payable to brokers or dealers	$ 194,343		$309,995	$115,632	
15. Payable to non-customers	$ 1,056	Other accounts payable Accrued liabilities	$ 2,354	$ 1,298	8
17. Accounts payable, accrued liabilities, expenses and other	$5,058	Other accounts payable non-customers	$48,735 (25,133) $23,602	$10,751	9
Total Liabilities	$200,457		$328,138	$127,681	
Owner's Equity					
25. B Common stock	$165,590		$165,590	$ 0.00	
23. D Retained earnings	$ 85,672		$ 97.549	$ 11,877	10
Total Owner Equity	$251,262		$263,139	$ 11,877	
Total Liabilities and Owner's Equity	$451,719		$591,277	$139,558	

PACKERLAND BROKERAGE
DECEMBER 31, 2002
RECONCILIATION OF NET CAPITAL – PART IIA

EXPLANATIONS:

1.
Checks for $116,930 were dated in December 2002, but were actually January 2003 payments. Cash was increased $116,977. Interest income of $44 was not recorded. Accounts payable, accrued liabilities, expenses and other increased by $1,278, payable to brokers and dealers other was increased $115,632 and other revenue increased $44.

2.
Revenue earned in 2002 was not recorded until January 2003 ($5,972). The commission on transactions in exchange listed securities executed on an exchange increased $2,407. Fee for accounts supervision, investment advisory and administrative services increased $3,565. Revenue increased $5,972.

3.
Income tax estimates for 2002 were reclassified from other expense - $8,271. The 2002 share of income of the Packerland Brokerage, LLC of $7,819 increased receivables from other non-customers and increased other revenue.

4.
As a result of a settlement before arbitration the company paid $21,000 of which $3,000 was for 3908 shares of North Texas Motor Cars Inc. The $3,000 was reclassified from other expense decreasing the other expenses.

5.
Reclassifications from property assets of $1,330 increased other expenses and additional depreciation expense of $11,160 increased other expenses. The company had two assets disposals for a gain of $1,096. The gain on assets disposal increased other revenues.

6.
There were two prepaid expenses totaling $8,916 that were paid in 2002. Accounts payable expenses and other accrued liabilities were increased by $4,804 (reclassifying the payment on the books). Other expenses were decreased by $4,112 for a travel prepayment.

7.
The cash increase of $115,632 listed in item 1 increased the accounts payable, accrued liabilities, expense and other.

8.

The cash increased of $1,298 listed ion item 1 increased payable to non-customers.

9.
Accounts payable, accrued liabilities, expenses and other increased $5,026, and other expenses increased $5,026. The increase of accounts payable, accrued liabilities, expenses and other in item 5 $4,804. A privilege tax for 2002 was not recorded until 2003 in the amount of $259. Accruing the tax increased the accounts payable, accrued liabilities expenses and other $259 and increased other expenses $259. State income taxes increased by $662 and provision for taxes increased and other expense.

10.

Revenues	
1.d Trading revenue – increases, see explanation 2	$2,407
8. Other revenue – increased, see explanation 2	3,565
Other revenue – increased, see explanation 3	7,819
Gain on disposal of assets, see explanation 5	1,096
Other revenue – increased, see explanation 1	44
Total Increase in Revenue	$14,931
Expenses	
15. Income taxes receivable, decreased other expense, see explanation 3	($8,271)
Repairs (transferred for equipment) increased, see explanation 5	1,330
Depreciation expense increased, see explanation 5	11,160
Transfer of stock decreased, other expense, see explanation 3	(3,000)
Increase in payroll taxes increased, see explanation 3	662
Increase in payroll taxes increased, see explanation 9	5,026
Tennessee privilege tax, see explanation 9	259
Decrease in other expenses, see explanation 6	(4,112)
Total Increase in Expenses	$3,054
Net Increase in Expenses	$11,877
Beginning Net (Loss)	(36,793)
Net (Loss) per Audit	($24,916)